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SECURITI[illegible] [illegible]SSION

04004076

SEC MAIL PROCESSING RECEIVED MAR 1 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3-15

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SEC FILE NUMBER
8- 48954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwine & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Tryon St., Suite 1150
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Craighill Redwine, Sr. (704) 375-2966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC 28280
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Craighill Redwine, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
PEGGY S. TUCKER
NOTARY PUBLIC-NORTH CAROLINA
COUNTY OF MECKLENBURG
My Commission Expires April 8, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income ~~(Loss)~~
- X☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- X☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital.
- X☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWINE & COMPANY, INC.
Charlotte, North Carolina

Financial Statements
and Supplemental Schedules

December 31, 2003

Table of Contents

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Stockholder
Redwine & Company, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Redwine & Company, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 11 to 14, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crisp Hughes Evans LLP

Charlotte, North Carolina
February 19, 2004

Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
704.334.3600
704.372.0303 fax
www.che-llp.com

REDWINE & COMPANY, INC.
Statement of Financial Condition
December 31, 2003

Assets

Assets:	
Cash	$ 24,398
Cash held by clearing agent	100,000
Commissions and correspondent fees receivable	56,756
Other receivables	315
Investment in securities:	
Marketable, at market value	905,636
Not readily marketable, at estimated fair value	45,600
	951,236
Property and equipment, net	14,492
Other assets	4,870
Total assets	$1,152,067

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	$ 3,300
Other accrued liabilities	112,719
Margin debt	232,463
Total liabilities	348,482
Stockholder's equity:	
Common stock, $.01 par value - authorized 100,000 shares; issued and outstanding 800 shares	8
Additional paid-in capital	511,304
Retained earnings	292,273
Total stockholder's equity	803,585
Total liabilities and stockholder's equity	$1,152,067

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2003

Income:	
Commissions	$1,073,233
Net investment gains	381,914
Interest and dividends	31,333
Total income	1,486,480
Expenses:	
Employee compensation and benefits	592,342
Ticket charges and trading fees	338,250
Communications	26,118
Occupancy and equipment rental	44,034
Interest expense	32,833
Other operating expenses	147,656
Total expenses	1,181,233
Net income	$ 305,247

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, January 1, 2003	$ 8	$511,304	$ 37,026	$ 548,338
Distributions	--	--	(50,000)	(50,000)
Net income	--	--	305,247	305,247
Balances, December 31, 2003	$ 8	$511,304	$292,273	$ 803,585

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 305,247
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,499
Net changes in operating assets and liabilities:	
Cash held by clearing agent	(75,000)
Commissions and correspondent fees receivable	2,608
Other receivables	10,150
Investment in securities	32,617
Other assets	2,990
Accounts payable and other accrued liabilities	50,234
Margin debt	(271,269)
Net cash provided by operating activities	63,076
Cash flows from investing activities:	
Equipment purchase	(1,450)
Cash flows from financing activities:	
Capital distributions	(50,000)
Net increase in cash	11,626
Cash at beginning of year	12,772
Cash at end of year	$ 24,398
Supplemental disclosure of cash flow information:	
Interest paid	$ 32,833

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.
Notes to Financial Statements.
December 31, 2003

1. Description of Organization and Summary of Significant Accounting Policies

Redwine & Company, Inc. (the "Company") operates in Charlotte, North Carolina providing brokerage and investment services to retail and institutional investors. The Company was incorporated under the laws of the state of North Carolina in 1995 and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Basis of Accounting - The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the SEC and the NASD.

Cash - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Cash with clearing agent is held as security for customer transactions.

Commissions and correspondent fees receivable - Commissions and correspondent fees receivable primarily represent amounts due from a clearing organization. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

Investments - Investment in marketable securities is carried at market value. Differences between cost and market value are included in income. Investments in the common stock of one company constitute 89% of the balance in investment in marketable securities.

Investment in securities that are not readily marketable is recorded at estimated fair value as determined by management, with the difference between cost and fair value reflected as an unrealized gain or loss in the statement of operations. Investment securities that are not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company. Investment securities transactions of the Company are recorded on a trade date basis.

Property and Equipment - Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Property and equipment is recorded at cost.

Income taxes - The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no Federal or state income taxes as such taxes become the obligation of the stockholder. Accordingly, the accompanying financial statements do not provide for Federal or state income taxes.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital, as defined, of $492,112, which is $392,112 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was $348,482 and its net capital ratio was .71 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

3. Property and equipment

At December 31, 2003 property and equipment consist of the following:

Computers and office machines	$ 26,867
Furniture and fixtures	38,428
	65,295
Less accumulated depreciation	50,803
	$ 14,492

4. Lease obligations

The Company leases office space, automobiles and certain equipment under operating leases expiring at various dates through 2008. Total rental expense for operating leases amounted to $52,830 for the year ended December 31, 2003. Future minimum rental payments due under these leases at December 31, 2003 are as follows:

Year ending December 31	
2004	$ 63,948
2005	56,907
2006	54,077
2007	55,699
2008	23,495
	$254,126

5. Off-balance sheet risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

6. Retirement plan

The Company has a qualified non-contributory retirement plan covering all of its employees. The Company's contributions made under the plan totaled approximately $68,000 for the year ended December 31, 2003.

SUPPLEMENTAL SCHEDULES

Supplemental report on internal control

To the Stockholder
Redwine & Company, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Redwine & Company, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Redwine & Company, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Redwine & Company, Inc. for the year ended December 31, 2003.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgement, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, the SEC, The National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crisp Hughes Evans LLP

Charlotte, North Carolina
February 19, 2004

REDWINE & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

Total stockholder's equity as reported in accompanying statement of financial condition	$803,585
Deductions:	
Nonallowable assets:	
Investment in securities, not readily marketable	45,600
Property and equipment, net	14,492
Other assets	5,185
	65,277
Net capital before haircuts on securities positions	738,308
Haircuts on securities:	
Trading and investment securities	135,846
Undue concentrations	110,350
	246,196
Net capital	$492,112
Aggregate indebtedness:	
Accounts payable and other accrued liabilities	$116,019
Margin debt	232,463
Total aggregate indebtedness	$348,482
Minimum net capital requirement	$100,000
Excess net capital at 1500%	$392,112
Excess net capital at 1000%	$357,264
Ratio of aggregate indebtedness to net capital	.71 to 1

(Continued)

REDWINE & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission - continued
December 31, 2003

Reconciliation with Company's computation (included in
Part II of Form X-17A-5 as of December 31, 2003):

Net capital as reported in Part II of FOCUS report	$486,001
Audit adjustments, net	7,948
Recalculation of haircut computation after audit adjustments	(1,837)
Net capital per above	$492,112

See independent auditors' report.

REDWINE & COMPANY, INC.
Computation For Determination of Reserve Requirements
For Broker-Dealers Under SEC Rule 15c3-3
as of December 31, 2003

Redwine & Company, Inc. did not carry any balances for customers as of December 31, 2003 or at any time during the period from January 1, 2003 through December 31, 2003 and is therefore exempt from this computation requirement.

REDWINE & COMPANY, INC.
Information For Possession Or Control
Requirements Under SEC Rule 15c3-3
as of December 31, 2003

Redwine & Company, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2003 or at any time during the period from January 1, 2003 through December 31, 2003 and this requirement for information is therefore not applicable.